EXHIBIT 99

CROWN CORK & SEAL COMPANY, INC.

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Crown Cork & Seal Company, Inc.;

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B the Company adopted a new financial accounting standard for goodwill during 2002.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 10, 2005

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the years ended December 31,	2004	2003	2002

Net sales	$7,199	$6,630	$6,792

Cost of products sold, excluding depreciation and amortization	5,984	5,539	5,619
Depreciation and amortization	308	326	375

Gross profit	907	765	798

Selling and administrative expense	363	337	317
Provision for asbestos...Note K	35	44	30
Provision for restructuring...Note M	7	19	19
Provision for asset impairments and loss/gain on sale of assets... Note N	47	73	247
Loss/(gain) from early extinguishments of debt... Note R	39	12	(28)
Interest expense	361	379	342
Interest income	(8)	(11)	(11)
Translation and exchange adjustments...Note Q	(98)	(207)	27

Income/(loss) before income taxes, minority interests, equity earnings
and cumulative effect of a change in accounting	161	119	(145)
Provision for income taxes...Note U	82	95	30
Minority interests	(41)	(39)	(24)
Equity earnings/(loss)	13	(17)	8

Income/(loss) before cumulative effect of a change in accounting	51	(32)	(191)
Cumulative effect of a change in accounting, net of tax...Note B			(1,014)

Net income/(loss)	$51	($32)	($1,205)

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2004	2003

Assets
Current assets
Cash and cash equivalents	$471	$401
Receivables, net...Note D	900	794
Inventories...Note E	894	815
Prepaid expenses and other current assets	78	112

Total current assets	2,343	2,122

Investments	85	83
Goodwill...Note B	2,592	2,442
Property, plant and equipment, net...Note F	2,002	2,112
Other non-current assets...Note G	1,103	1,014

Total	$8,125	$7,773

Liabilities & shareholders’ equity
Current liabilities
Short-term debt...Note Q	$51	$69
Current maturities of long-term debt...Note Q	25	161
Accounts payable and accrued liabilities...Note H	1,926	1,738
Income taxes payable	61	62

Total current liabilities	2,063	2,030

Long-term debt, excluding current maturities...Note Q	3,796	3,709
Postretirement and pension liabilities...Note T	1,019	985
Other non-current liabilities...Note I	774	714
Minority interests	201	197
Commitments and contingent liabilities...Notes J and L

Shareholders’ equity
Additional paid-in capital	2,523	2,523
Accumulated deficit	(1,164)	(1,215)
Accumulated other comprehensive loss...Note C	(1,087)	(1,170)

Total shareholders’ equity	272	138

Total	$8,125	$7,773

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

For the years ended	2004	2003	2002

Cash flows from operating activities
Net income/(loss)	$51	($32)	($1,205)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	308	326	375
Cumulative effect of a change in accounting			1,014
Loss/(gain) from translation and foreign exchange	(98)	(207)	27
Provision for asset impairments and loss/gain on sale of assets	47	73	247
Loss/(gain) from early extinguishments of debt	39	12	(28)
Deferred income taxes	12	6	(31)
Minority interests and equity earnings	28	56	16
Changes in assets and liabilities:
Receivables	(43)	85	161
Inventories	(37)	37	20
Accounts payable and accrued liabilities	117	(9)	3
Asbestos liabilities	(6)	(24)	(84)
Other, net	(25)	111	(100)

Net cash provided by operating activities	393	434	415

Cash flows from investing activities
Capital expenditures	(138)	(120)	(115)
Funding of restricted cash accounts...Note R		(344)
Withdrawals from restricted cash accounts...Note R		344
Proceeds from sale of businesses			661
Proceeds from sale of property, plant and equipment	39	35	45
Other, net	(8)	(15)

Net cash provided by/(used for) investing activities	(107)	(100)	591

Cash flows from financing activities
Proceeds from long-term debt	720	2,625	87
Payments of long-term debt	(873)	(1,109)	(264)
Net change in short-term debt	(24)	(1,673)	(924)
Debt issue costs	(31)	(141)
Net payment from termination of cross-currency swaps		(8)
Net change in long-term intercompany balance	14	2
Common stock issued			3
Dividends paid to minority interests, net of contributions	(41)	(24)	(30)

Net cash used for financing activities	(235)	(328)	(1,128)

Effect of exchange rate changes on cash and cash equivalents	19	32	29

Net change in cash and cash equivalents	70	38	(93)
Cash and cash equivalents at January 1	401	363	456

Cash and cash equivalents at December 31	$471	$401	$363

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)
(in millions, except share data)

	Comprehensive Income/(Loss)	Common Stock	Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total

Balance January 1, 2002		$780	$1,600	$22	($1,447)	($151)	$804

Net loss	($1,205)			(1,205)			(1,205)
Derivatives qualifying as hedges	6				6		6
Translation adjustments	211				211		211
Translation adjustments - disposition of foreign investments	(8)				(8)		(8)
Minimum pension liability adjustments, net of tax	(148)				(148)		(148)

Comprehensive loss	($1,144)

Stock issued in debt-for-equity exchanges:
33,386,880 common shares		122	83			45	250
Stock issued - benefit plans: 347,221 common shares			1			2	3
Stock repurchased: 6,082 common shares

Balance December 31, 2002		902	1,684	(1,183)	(1,386)	(104)	(87)

Net loss	($32)			(32)			(32)
Derivatives qualifying as hedges	1				1		1
Translation adjustments	203				203		203
Minimum pension liability adjustments, net of tax	10				10		10
Available for sale securities	2				2		2

Comprehensive income	$184

Stock issued in debt-for-equity exchanges:
5,386,809 common shares		27	14				41
Change in capital structure...Note O		(929)	825			104

Balance December 31, 2003			2,523	(1,215)	(1,170)		138

Net income	$51			51			51
Derivatives qualifying as hedges	7				7		7
Translation adjustments	107				107		107
Translation adjustments - disposition of foreign investments	29				29		29
Minimum pension liability adjustments, net of tax	(63)				(63)		(63)
Available for sale securities	3				3		3

Comprehensive income	$134

Balance December 31, 2004		$0	$2,523	($1,164)	($1,087)	$0	$272

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, per share, employee and statistical data)

A. Summary of Significant Accounting Policies

Business and Principles of Consolidation. In connection with its refinancing and reorganization in 2003, as discussed in Note O and Note R, Crown Cork & Seal Company, Inc. formed a new public holding company named Crown Holdings, Inc. (“CHI”). Crown Cork & Seal Company, Inc. is now a wholly–owned subsidiary of Crown Holdings, Inc. The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. and its wholly–owned and majority–owned subsidiary companies (the “Company”). The reorganization had no effect on the results of operations, financial position or cash flow of the Company. These financial statements are provided to comply with CHI’s requirement under Rule 3–16 of Regulation S–X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal and plastic closures, crowns and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with U.S. generally accepted accounting principles and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”) as defined in FASB Interpretation No. 46 (“FIN 46”). If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has control. Investments in joint ventures and other companies in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in shareholders’ equity. Other investments are carried at cost.

Foreign Currency Translation. For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition. The Company recognizes revenue from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are provided in the period that the related sales are recorded.

Stock-Based Compensation. The Company participates in CHI’s stock-based employee compensation plans that are currently comprised primarily of fixed stock options. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of CHI’s stock at the date of grant above the amount an employee must pay to acquire the stock granted under the option. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to stock options.

Crown Cork & Seal Company, Inc.

	2004	2003	2002

Net income/(loss) as reported	$51	($32)	($1,205)
Deduct: Total stock-based employee compensation expense
determined under fair value based method	(9)	(11)	(11)

Pro forma net income/(loss)	$42	($43)	($1,216)

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.”FAS 123(R) requires that the cost of share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values, beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under FAS 123 will no longer be a future alternative to financial statement recognition. Under FAS 123(R) the Company must select an appropriate valuation model to calculate the fair value of its share-based payments, and a transition method for recognizing compensation expense under FAS 123(R). The transition methods provided in the standard include modified prospective and retrospective options. Under the modified prospective method, compensation expense for all unvested stock awards, measured by the grant-date fair value of the awards, will be charged to earnings prospectively over the remaining vesting period, based on the estimated number of awards that are expected to vest. Under the first retrospective method, which is a variation of the modified prospective method, prior interim reporting periods within the year of adoption can be restated. Under the second retrospective method, the modified retrospective method, prior reporting periods back to the date of issuance of FAS 123 can be restated. The restatement of prior periods under the retrospective methods will be based on the amounts previously recognized in the pro forma disclosures required by the original provisions of FAS 123. The Company is currently evaluating the requirements of FAS 123(R) and will adopt the new standard at the beginning of the third quarter of 2005.

Cash and Cash Equivalents. Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable. Restricted cash of $10 at December 31, 2004 and 2003 is included with prepaid expenses and other current assets, and other non-current assets, respectively, in the Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within cost of products sold in the consolidated statements of operations. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the last-in, first-out (“LIFO”) method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment. Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance, repairs and minor renewals are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Crown Cork & Seal Company, Inc.

Intangibles. Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost.

Goodwill is tested for impairment at least annually. Potential impairment is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. If the carrying value of the reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, then an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Derivatives and Hedging. The Company recognizes all outstanding derivative financial instruments in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in shareholders’ equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

The Company discontinues hedge accounting prospectively when (i) it determines that the derivative instrument is no longer effective in offsetting changes in the fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) the Company determines that designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items, as well as its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Treasury Stock. Treasury stock is reported at par value. The excess of fair value over par value is first charged to paid in capital, if any, and then to retained earnings.

Research and Development. Net research, development and engineering expenditures of $47, $44 and $43 in 2004, 2003 and 2002, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications. Certain reclassifications of prior years’ data have been made to improve comparability.

Crown Cork & Seal Company, Inc.

Recently Adopted Accounting and Reporting Standards. During 2004, the Company adopted the following accounting and reporting standards:

•	FASB Interpretation No. 46 (revised 2003), (“FIN46(R)”, “Consolidation of Variable Interest Entities.”
•	SFAS No. 132 (revised 2003), (“FAS 132(R)”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”
•	FASB Staff Position No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

In January 2003, the FASB issued FIN 46. In December 2003, the FASB issued FIN 46(R) to address certain implementation issues of the original interpretation. FIN 46(R) establishes criteria for determining whether an investment in a variable interest entity (“VIE”) should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46(R) required the immediate consolidation of specified VIEs created after January 31, 2003, if the circumstances warranted, and was effective for the Company at December 31, 2003. Consolidation of all other VIEs created before February 1, 2003, if warranted, was required in the first quarter of 2004. Adoption of FIN 46(R) had no impact on the Company’s results of operations or financial position.

In December 2003, the FASB issued FAS 132(R) which enhances the disclosure requirements for pension and other postretirement benefit plans, but does not change the measurement or recognition principles for those plans. The statement requires additional annual and interim disclosures about net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans as well as related assets, cash flows and obligations. At December 31, 2003, the Company provided the required annual disclosures in its financial statements. An additional annual disclosure of estimated future benefit payments, effective for the Company in 2004, has been included in Note T.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) and a non-taxable federal subsidy of certain prescription drug claims to sponsors of retiree health care benefit plans. In May 2004, the FASB issued FSP 106-2 which provides authoritative guidance on accounting for the federal subsidy as specified in the Act. FSP 106-2 was effective for the Company in the third quarter of 2004. The Company considers that the prescription drug benefits provided under its postretirement health care plans are at least actuarially equivalent to the prescription drug benefits offered under Medicare Part D and qualify for the subsidy under the Act. Therefore, the Company has retroactively applied FSP 106-2 to January 1, 2004 and, accordingly, reduced its obligation (accumulated projected benefit obligation) related to benefits attributed to past service by $60. For 2004 net periodic postretirement benefit cost, reported in cost of products sold, has been reduced by $9, including $5 for recognized actuarial losses and $4 for interest costs.

B. Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” and recognized a noncash, non-tax deductible impairment charge of $1,014 reported as the cumulative effect of a change in accounting. In evaluating and measuring any impairment charge, estimated fair values are calculated for each reporting unit within each reportable segment using a combination of market values for comparable businesses and discounted cash flow projections and compared to carrying values.

Crown Cork & Seal Company, Inc.

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2004 and 2003 were as follows:

	Americas	Europe	Total

Balance at January 1, 2003	$639	$1,630	$2,269
Transitional impairment charge	(11)		(11)
Foreign currency translation and other	19	165	184

Balance at December 31, 2003	647	1,795	2,442
Foreign currency translation and other	9	141	150

Balance at December 31, 2004	$656	$1,936	$2,592

The 2003 goodwill impairment charge was recorded in an Americas plastics operation due to reduced profit projections.

Identifiable intangible assets other than goodwill are recorded in other noncurrent assets in the Consolidated Balance Sheets and, excluding minimum pension assets, are not material.

C. Accumulated Other Comprehensive Loss

As of December 31, accumulated other comprehensive loss consisted of the following:

	2004	2003

Minimum pension liability adjustments	($728)	($665)
Cumulative translation adjustments	(374)	(510)
Derivatives qualifying as hedges	10	3
Available for sale securities	5	2

	($1,087)	($1,170)

D. Receivables

	2004	2003

Accounts and notes receivable	$832	$748
Less: allowance for doubtful accounts	(42)	(56)

Net trade receivables	790	692
Miscellaneous receivables	110	102

	$900	$794

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002.

	Balance at	Expense /			Balance at
	beginning of year	(income)	Write-offs	Translation	end of year

2002	$95	$20	($61)		$54
2003	54	1		$1	56
2004	56	(3)	(13)	2	42

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. The facility outstanding during 2002 and most of 2003 provided for the accelerated receipt of cash up to $350 from the available pool of North American receivables. In December 2003, the facility expired and the Company entered into a new $225 North American facility. Under this facility the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary. The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions. The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At December 31, 2004 and 2003 receivables securitized were $120 and $90, respectively. During 2004, 2003 and 2002, the Company recorded expenses related to the securitization facilities of $5, $11 and $10, respectively, as interest expense.

Crown Cork & Seal Company, Inc.

E. Inventories

	2004	2003

Finished goods	$307	$313
Work in process	111	99
Raw materials and supplies	476	403

	$894	$815

Approximately 20% and 22% of worldwide productive inventories at December 31, 2004 and 2003, respectively, were stated on the LIFO method of inventory valuation. Had average cost (which approximates replacement cost) been applied to such inventories at December 31, 2004 and 2003, total inventories would have been $43 and $34 higher, respectively.

F. Property, Plant and Equipment

	2004	2003

Buildings and improvements	$861	$813
Machinery and equipment	4,231	4,099

	5,092	4,912
Less: accumulated depreciation and amortization	(3,314)	(3,043)

	1,778	1,869
Land and improvements	166	180
Construction in progress	58	63

	$2,002	$2,112

G. Other Non-Current Assets

	2004	2003

Pension assets	$853	$777
Debt issue costs	126	133
Pension intangibles	24	27
Deferred taxes	30	25
Long-term notes and receivables	17	23
Other	53	29

	$1,103	$1,014

Crown Cork & Seal Company, Inc.

H. Accounts Payable and Accrued Liabilities

	2004	2003

Trade accounts payable	$1,185	$954
Salaries, wages and other employee benefits	327	344
Accrued taxes, other than on income	115	101
Accrued interest	93	91
Asbestos liabilities	40	65
Restructuring	15	25
Deferred taxes	28	22
Other	123	136

	$1,926	$1,738

I. Other Non-Current Liabilities

	2004	2003

Deferred taxes	$342	$317
Asbestos liabilities	193	174
Postemployment benefits	47	45
Fair value of derivatives	25	30
Environmental	23	22
Intercompany loan from Crown Holdings, Inc.	22	8
Other	122	118

	$774	$714

J. Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and the leased assets are included in PP&E. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. The amount of capital leases reported as capital assets, net of accumulated amortization, was $8 and $14 at December 31, 2004 and 2003, respectively.

Under long-term operating leases, minimum annual rentals are $60 in 2005, $50 in 2006, $35 in 2007, $24 in 2008, $19 in 2009 and $69 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $25 due under non-cancelable subleases. The present value of future minimum payments on capital leases is $3 with a current obligation of $1. Rental expense (net of sublease rental income of $5 in 2004) was $57 in 2004.

K. Provision for Asbestos

The Company is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock the Company purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into the Company.

Prior to 1998, the amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

Crown Cork & Seal Company, Inc.

In January 2005 and April 2004, the States of Ohio and Mississippi, respectively, enacted legislation that limits the asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new legislation, which applies to pending and future claims, caps asbestos–related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. The Company has paid significantly more for asbestos–related claims than the total adjusted value of its predecessor’s assets. The Company has integrated the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the State of Texas enacted legislation that limits the asbestos–related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos–related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. On October 31, 2003, the Company received a favorable ruling on its motion for summary judgment in two asbestos–related cases pending against it in the district court of Harris County, Texas (in Re Asbestos Litigation No. 90-23333, District Court, Harris County, Texas); this ruling has been appealed. In addition, a favorable ruling for summary judgment in an asbestos case pending against it in the district court of Travis County, Texas (in Re Rosemarie Satterfield as Representative of the Estate of Jerrold Braley Deceased v. Crown Cork & Seal Company, Inc. District Court Travis County, 98th Judicial District Cause No. GN-203572) has been appealed. Although the Company believes that the rulings of the District Court are correct, there can be no assurance that the legislation will be upheld by the Texas courts on appeal or in other cases that may challenge the legislation.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has already paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. On February 20, 2004, the Supreme Court of Pennsylvania reversed the June 11, 2002 order of the Philadelphia Court of Common Pleas, in which the Court of Common Pleas ruled favorably on a motion by the Company for summary judgment regarding 376 pending asbestos-related cases against the Company in Philadelphia and remanded the cases to the Philadelphia Court of Common Pleas (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002). The Court ruled that the new statute, as applied, violated the Pennsylvania Constitution because it retroactively extinguished the plaintiffs’ pre-existing and accrued causes of action. The Company believed that the ruling by the court was limited only to cases which were pending at the time the legislation was enacted, and in November 2004, the Commonwealth of Pennsylvania enacted legislation amending the 2001 successor liability statute providing that the 2001 statute applies only to asbestos-related claims with respect to which the two-year statute of limitations for asbestos-related claims began to run after the new statute was enacted on December 17, 2001. On December 10, 2004, the Company filed a global motion for summary judgment in the Philadelphia Court of Common Pleas to dismiss all pending asbestos-related cases filed in the court after December 17, 2003 (In re: Asbestos-Litigation October term 1986, No. 001). The Company cautions, however, that the Company’s position regarding the limitation of the Pennsylvania Supreme Court ruling may not be upheld.

In recent years, certain other state and federal legislators have considered legislation to reform the treatment of asbestos-related personal injury claims. In April of 2004, the Fairness in Asbestos Injury Resolution Act of 2004 (the “FAIR Bill”) was introduced in the United States Senate and a motion to proceed with floor consideration of the FAIR Bill was subsequently defeated. The FAIR Bill, which was intended to substitute for a bill approved by the Senate Judiciary Committee in July of 2003, would create a national trust fund in lieu of state and federal litigation to compensate people with asbestos-related diseases. The trust fund would require contributions from companies, such as Crown Cork, that have made past payments for asbestos-related personal injury claims and would limit the payments made by such companies relating to asbestos-related liabilities during the life of the fund. Currently, the FAIR Bill is subject to ongoing negotiations and discussions among legislators, labor unions, insurance companies, industry participants and other interested parties. There can be no assurance that federal asbestos legislation, such as the FAIR Bill, will be passed into law or the form that any such legislation will take, and the Company is unable to predict the impact that any such legislation would have on the Company. Due to this uncertainty, the Company has not considered possible federal legislation in evaluating the adequacy of the Company’s reserve for asbestos-related claims.

Crown Cork & Seal Company, Inc.

During 2004, 2003 and 2002, respectively, the Company (i) received 13,000, 36,000 and 36,000 new claims, (ii) settled or dismissed 14,000, 20,000 and 43,000 claims, and (iii) had 74,000, 75,000 and 59,000 claims outstanding at the end of the respective years. The outstanding claims at December 31, 2004 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not, in the aggregate, involve any liability material to the consolidated financial statements.

During 2004, 2003 and 2002, respectively, the Company (i) recorded pre-tax charges of $35, $44 and $30 to increase its accrual, (ii) made asbestos-related payments of $41, $68 and $114, (iii) settled claims totaling $30, $37 and $77, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $233, $239 and $263 at the end of the year.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims will range between $233 and $351. The accrual balance of $233 at the end of 2004 includes $113 for unasserted claims and $20 for committed settlements that will be paid in 2005.

Historically (1977-2004), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual and range of potential liability any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the Texas, Mississippi, Ohio and Pennsylvania asbestos legislation described above are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. The Company’s accrual includes estimates for probable costs for claims through the year 2014. The upper end of the Company’s estimated range of possible asbestos costs of $351 includes claims beyond that date.

While it is not possible to predict the ultimate outcome of the asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual and the estimated range of potential liability. Unfavorable court decisions or other adverse developments, may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position and cash flow.

L. Commitments and Contingent Liabilities

The Company has been identified by the EPA as a potentially responsible party (along with others, in most cases) at a number of sites. The Company also has environmental issues at certain of its plants in the Americas and Europe. Actual expenditures for remediation were $1, $2 and $2 in 2004, 2003 and 2002, respectively. The Company’s balance sheet reflects estimated undiscounted remediation liabilities of $25 at December 31, 2004, including $2 as a current liability. The Company records an environmental liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The reserves at December 31, 2004 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results, financial position and cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

Crown Cork & Seal Company, Inc.

In 2003, the Company amended the retiree medical benefits that it had been providing to approximately 10,000 retirees pursuant to a series of collective bargaining agreements between the Company and certain unions. The amendments increased maximum coverage, required additional retiree contributions for medical and prescription drug costs and reduced other coverage benefits. The Company is a party to litigation initiated in June 2003 in which the USWA and IAM unions and retirees claim that the retiree medical benefits were vested and that the amendments breached the applicable collective bargaining agreements in violation of ERISA and the Labor Management Relations Act. Crown Cork and the USWA parties have submitted their dispute to binding arbitration in Pittsburgh, Pennsylvania and litigation involving Crown Cork and the IAM parties is pending in federal district court in Nebraska. The Company believes that it had the right to make such amendments and intends to contest the matter vigorously. However, the ultimate outcome of these cases is uncertain and if they are decided adversely, the Company could be required to restore all or a portion of the retiree medical benefits to their pre–amendment levels which could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other actions arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the results of operations, financial position or cash flow of the Company.

The Company has various commitments to purchase materials and supplies as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel, aluminum and resins, all of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for purchases of capital assets of approximately $21.

At December 31, 2004 the Company had certain indemnification agreements covering environmental remediation and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $53. Several agreements outstanding at December 31, 2004 did not provide liability limits. At December 31, 2004, the Company had recorded liabilities of $2 covering these indemnification agreements. The Company also has guarantees of $36 related to the residual value of leased assets at December 31, 2004, and has recorded a liability of $8 related to these guarantees.

M. Restructuring

During 2004, the Company provided a pre-tax charge of $7 for restructuring costs. The charge included $6 in Europe and $1 in the Americas, primarily for severance costs for reductions in force.

During 2003, the Company provided a net pre-tax charge of $19 for restructuring costs. The charge included $14 in Europe and $5 in the Americas, primarily for severance costs for reductions in force. The charge in Europe was net of a reversal of $4 for costs provided in previous years.

Crown Cork & Seal Company, Inc.

During 2002, the Company provided a net pre-tax charge of $19 for costs associated with (i) the closure of two European food can plants, (ii) the closure of a crown plant and elimination of a crown operation within Europe, (iii) the elimination of a European metal closures operation, (iv) the downsizing of a European specialty plastics operation and (v) the elimination of a plastic bottle operation in China; partially offset by a credit for the reversal of other exit costs recognized in 2001 due to the favorable resolution of a lease termination in a U.S. food can plant.

Balances remaining in the reserves at December 31, 2004 included provisions of $7 for current year actions and $8 for prior restructuring actions. The balance of the restructuring reserves were included in the Consolidated Balance Sheets within accounts payable and accrued liabilities. The Company expects to pay $12 of the $15 of remaining liabilities in 2005 and the remainder in 2006.

The components of the restructuring reserve and movements within these components during 2004 and 2003 were as follows:

	Termination Benefits	Other Exit Costs	Total

Balance as of January 1, 2003	$9	$5	$14
Provisions	20	(1)	19
Payments made	(7)	(3)	(10)
Foreign currency translation and other	1	1	2

Balance as of December 31, 2003	23	2	25
Provisions	7		7
Payments made	(17)	(1)	(18)
Foreign currency translation and other	1		1

Balance as of December 31, 2004	$14	$1	$15

N. Asset Impairments and Loss/Gain on Sale of Assets

During 2004, the Company recorded net pre-tax charges of $47 for asset impairments and asset sales, including charges of $29 to reclassify cumulative translation adjustments to earnings from the planned sale of three businesses in the Americas, and $14 to write-down the value of machinery and equipment in the plastics businesses in Europe due to reduced profits and projections. The remaining net charges of $4 were for the write–down of various assets, offset by gains on sales of surplus property.

During 2003, the Company recorded net pre-tax charges of $73 for asset impairments and asset sales, including charges of (i) $25 to write–down assets in Argentina due to the continuing impact of the local economy on the Company’s businesses, (ii) $11 for the impairment of goodwill in an Americas plastics operation due to reduced profit projections, (iii) $20 to write–down certain assets in the European specialty packaging businesses due to reduced profit projections, (iv) $7 to write–down surplus beverage end assets in the U.S. due to the expanded use of the Company’s SuperEnd™ technology, and (v) $11 to write–off redundant equipment in the U.S., primarily due to the consolidation of operations. These charges were partially offset by other pre–tax gains of $1, primarily from the sale of assets.

During 2002, the Company recorded net pre-tax charges of $247 for losses from divestitures of businesses, the sale of assets, and asset impairments outside of restructuring programs. During the fourth quarter of 2002, Constar International Inc. (“Constar”), the Company’s wholly–owned subsidiary, completed its initial public offering. The Company retained a 10.5% interest in Constar, received net proceeds of $460, and recorded a loss of $213 on the portion sold. The Company also completed the sales of its U.S. fragrance pumps business, its European pharmaceutical packaging business, its 15% shareholding in Crown Nampak (Pty) Ltd., and certain businesses in Central and East Africa. The Company received total proceeds of $201 and recorded total pre-tax losses of $26 on these divestitures. In addition to the business divestitures, the Company sold various other assets, primarily real estate, for total proceeds of $45 and a pre-tax gain of $11. The Company also recorded asset impairment charges of (i) $10 to write-off certain surplus assets in the U.S. due to the Company’s assessment that their carrying value would not be recovered based on current operating plans, (ii) $4 to write-down the assets of a U.S. operation the Company closed in 2003, (iii) $3 to write-down the value of surplus U.S. real estate the Company has for sale, and (iv) $2 to write-off the carrying value of other assets.

Crown Cork & Seal Company, Inc.

O. Capital Stock

In connection with its refinancing and reorganization in 2003, as discussed in Note A and Note R, Crown Cork & Seal Company, Inc. formed a new public holding company named Crown Holdings, Inc. Crown Cork & Seal Company, Inc. is now a wholly–owned subsidiary of Crown Holdings, Inc. Shareholders of Crown Cork & Seal Company, Inc. became shareholders of Crown Holdings, Inc. and have the same number of shares and percentage of ownership and the same rights, privileges and interests with respect to Crown Holdings, Inc. that they held in Crown Cork & Seal Company, Inc. immediately prior to the reorganization. The conversion of shares of Crown Cork & Seal Company, Inc. into shares of Crown Holdings, Inc. occurred without the physical exchange of certificates, and certificates formerly representing shares of Crown Cork & Seal Company, Inc. were deemed to represent shares of Crown Holdings, Inc. As a result of the reorganization, the Company was recapitalized with 100 shares of common stock with $.01 par value. The common stock of Crown Holdings, Inc. continues to be publicly traded under the symbol “CCK” on the New York Stock Exchange.

Prior to the reorganization in 2003, and during 2002, respectively, the Company exchanged 5,386,809 and 33,386,880 shares of its common stock for debt and related accrued interest in privately negotiated debt-for-equity exchanges with holders of its outstanding notes and debentures.

P. Stock-Based Compensation

As of December 31, 2004, the Company participated in five stock-based incentive compensation plans sponsored by CHI – the 1990, 1994, 1997, 2001 and 2004 plans. The plans provide for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”) and may be subject to the achievement of certain performance goals as determined by the Plan Committee so designated by CHI’s Board of Directors. There have been no issuances of deferred stock or SARs under any of the plans as of December 31, 2004. As of December 31, 2004, no further option grants were available under the 1990, 1994 and 1997 plans. Options granted under the 2001 plan are available through February 2006 and under the 2004 plan through April 2009. Options outstanding at December 31, 2004, included grants from all five plans discussed above.

Stock options granted during 2004 generally have a maximum term of ten years and vest over two years.

A summary of stock option activity is as follows:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding at January 1	10,858,137	$16.91	12,887,807	$19.30	12,617,139	$22.11
Granted	5,432,500	8.65	45,000	7.09	1,820,000	5.33
Exercised	(500,899)	4.86	(161,100)	4.58	(279,750)	4.39
Canceled	(529,756)	29.34	(1,913,570)	33.79	(1,269,582)	30.48

Options outstanding at December 31	15,259,982	$13.93	10,858,137	$16.91	12,887,807	$19.30

Options exercisable at December 31	11,190,107	$15.82	9,182,793	$19.00	8,629,800	$25.43
Options available for grant at December 31	1,672,125		1,455,875		1,361,375

Crown Cork & Seal Company, Inc.

The following table summarizes outstanding and exercisable options at December 31, 2004:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$4.25	2,812,689	6.3	$4.25	2,811,439	$4.25
$4.31 to $5.30	1,777,530	7.1	5.30	1,775,530	5.30
$5.49 to $8.38	1,619,500	5.4	7.47	1,554,500	7.44
$8.60	3,928,875	9.3	8.60	974,250	8.60
$8.75 to $19.81	2,135,763	7.7	12.72	1,088,763	16.46
$22.25 to $54.375	2,985,625	2.7	39.45	2,985,625	39.45

	15,259,982	6.6	$13.91	11,190,107	$15.82

The fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	3.2%	3.0%	2.4%
Expected life of option (years)	4.2	4.4	4.0
Expected stock price volatility	61.8%	76.8%	74.5%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2004, 2003 and 2002 were $4.46, $4.04 and $2.98, respectively.

Crown Cork & Seal Company, Inc.

Q. Debt

	2004	2003

Short-term debt (1)
U.S. dollar bank loans/overdrafts	$6	$19
Other currency bank loans/overdrafts	45	50

Total short-term debt	$51	$69

Long-term debt
Credit facility borrowings: (2)
U.S. dollar
Other currencies
Senior notes and debentures:
Euro (€107) 6.00% due in 2004		$135
U.S. dollar 8.38% due 2005		61
U.S. dollar 7.00% due 2006 (3)	$235	269
U.S. dollar 8.00% due 2023	200	200
U.S. dollar 7.38% due 2026	350	350
U.S. dollar 7.50% due 2096	150	150
Senior secured notes:
U.S. dollar 9.50% second priority due 2011 (4)	1,085	1,085
Euro (€285) 10.25% second priority due 2011	386	358
Euro (€460) 6.25% first priority due 2011	623
U.S. dollar 10.88% third priority due 2013	725	725
First priority term loans:
U.S. dollar at LIBOR plus 3.00%		428
Euro (€48) at LIBOR plus 4.25%		60
Other indebtedness in various currencies:
Fixed rate with rates from 1.0% to 5.0% due 2005 through 2015	6	5
Variable rate with average rates in 2004 from 2.8% to 15.5% due 2005 through 2009	88	72
Capital lease obligations in various currencies	3	8
Unamortized discounts and fair value adjustments (4)	(30)	(36)

Total long-term debt	3,821	3,870

Less: current maturities	(25)	(161)

Total long-term debt, less current maturities	$3,796	$3,709

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2004, 2003 and 2002 were 4.3%, 3.6% and 4.8%, respectively.
(2)	The $400 revolving credit facility is due in 2010 and bears interest at LIBOR plus 2.75%. There were no outstanding borrowings at December 31, 2004 under the facility, or at December 31, 2003 under the previous facility. The weighted average rates for the credit facilities were 5.0% in 2004 and 5.8% in 2003.
(3)	A wholly-owned finance subsidiary in the United Kingdom has outstanding revolving public debt securities that are fully and unconditionally guaranteed by the Company on a joint and several basis.
(4)	The $1,085 due in 2011 excludes reductions of $25 and $30 at December 31, 2004 and 2003, respectively, for FAS 133 fair value adjustments related to interest rate swaps as described under “Fair Value Hedges” in Note S. The reductions are included within “unamortized discounts and fair value adjustments.”

Crown Cork & Seal Company, Inc.

Aggregate maturities of long-term debt for the five years subsequent to 2004, excluding unamortized discounts and fair value adjustments, are $25, $263, $27, $9 and $5, respectively. Cash payments for interest during 2004, 2003 and 2002 were $330, $294 and 333, respectively (including amounts capitalized of $1 in 2003).

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $4,193 at December 31, 2004.

During 2003, the Company recorded pre-tax unrealized foreign exchange gains of $98 and $201, respectively, related to currency exposure on U.S. dollar debt issued by its European subsidiaries as described in Note R. The gains are included in translation and exchange adjustments in the Consolidated Statements of Operations.

R. Debt Refinancings and Early Extinguishments

In December 2004, the Company purchased $33 aggregate principal of its 7.00% senior notes due December 2006 at a premium of 5.0% to principal. Also in December 2004, the Company retired the $40 remaining aggregate principal amount of its outstanding 8.38% senior notes due January 2005. In March 2004, the Company purchased $21 aggregate principal of its 8.38% senior notes due January 2005 at a premium of 4.5% to principal and €85 aggregate principal of its 6.00% notes due 2004 at a premium of 3.0% to principal. The Company recognized total charges of $6 in connection with these early extinguishments of debt.

In September 2004, the Company sold €350 of 6.25% first priority senior secured notes due in 2011 and entered into a new $625 senior secured credit facility. The new facility included a $400 revolving credit facility due in 2010, a $100 standby letter of credit facility due in 2010 and a $125 term loan facility due in 2011. In October 2004, the Company completed an add-on issuance of €110 of 6.25% first priority senior secured notes due in 2011, bringing the total of the issue to €460. The €350 of proceeds from the first issuance combined with the new $625 senior secured credit facility were used to refinance the existing credit and term loan facilities entered into in February, 2003, and to pay fees and expenses associated with the refinancing. The €110 of proceeds from the second issuance were used to repay the $125 term loan from September 2004 and to pay expenses associated with the issuance. Interest accrues at LIBOR plus 2.75% on the $100 committed under the standby letter of credit facility and there were $78 of outstanding letters of credit at December 31, 2004. In connection with the September 2004 refinancing, the Company recorded a charge of $33, as a loss on early extinguishment of debt, to write-off unamortized fees from its previous credit facility.

In February 2003, the Company completed a refinancing and formed Crown Holdings, Inc. (“Crown” or “the Company”) as a new public holding company. The formation of Crown Holdings, Inc is more fully described in Note O. The proceeds from the refinancing consisted of the sale of $1,085 of 9.5% second priority senior secured notes due in 2011, €285 of 10.25% second priority senior secured notes due in 2011, $725 of 10.875% third priority senior secured notes due in 2013, $504 of first priority term loans due in 2008 and a $550 first priority revolving credit facility due in 2006. The proceeds of $2,620 from the senior secured notes and term loans, and $198 of borrowings under the $550 credit facility, were used to repay the existing credit facility, to repurchase certain of the Company’s outstanding unsecured notes prior to maturity, and to pay fees and expenses associated with the refinancing. The remaining proceeds of $344 were initially placed in restricted cash accounts and were subsequently used to repay other existing unsecured notes, including $149 prior to maturity. The Company also repurchased $86 of other unsecured notes prior to maturity. In connection with the repurchases, exchanges of debt for equity as described in Note O, and the write-off of unamortized financing fees and expenses from its previous credit facility, the Company recognized a loss of $12 from the early extinguishments of debt. During 2002, the Company recognized a gain of $28 on the exchanges of debt for equity as described in Note O.

Crown Cork & Seal Company, Inc.

The secured notes issued in 2003 and 2004 are senior obligations of Crown European Holdings (“CEH”), an indirect wholly-owned subsidiary, and are guaranteed on a senior basis by Crown, Crown Cork & Seal Company, Inc. (“Crown Cork”), substantially all other U.S. subsidiaries, and certain subsidiaries in the U.K., Canada, France, Germany, Mexico, Switzerland and Belgium. The holders of the notes have first, second and third priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time, the second priority secured notes at any time prior to March 2007, and the third priority secured notes at any time prior to March 2008, by paying a make-whole premium. Thereafter, CEH may redeem some or all of the second and third priority secured notes at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter.

At any time prior to September 2007 for the first priority secured notes, and March 2006 for the second and third priority notes, CEH may redeem up to 35% of each of the secured notes with the net cash proceeds of certain equity offerings of capital stock of Crown that are used to capitalize CEH. CEH is also required to make an offer to purchase the secured notes upon the occurrence of certain change of control transactions or asset sales. The note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions.

The credit facility entered into in September 2004 also provides for a term loan, at the request of the Company, in an amount to be determined based on the Company’s leverage ratio and credit rating. The credit facility also contains financial covenants including a fixed charge coverage ratio, a net leverage ratio, and a first lien leverage ratio.

S. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments. These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its ability to utilize other methods, such as netting exposures for foreign exchange risk, to effectively achieve its goal of risk reduction. Counterparties to these contracts are major financial institutions.

Cash Flow Hedges. The Company designates certain derivative instruments as cash flow hedges of anticipated purchases or sales, including certain foreign currency denominated intercompany transactions. The ineffective portion of these hedges was not material and no components of the hedge instruments were excluded from the measurement of hedge effectiveness.

Prior to 2003, the Company had designated two cross-currency swaps as hedges of long-term U.S. dollar debt in the U.K. The swaps effectively converted fixed rate U.S. dollar debt into fixed rate sterling debt. In 2003, the Company terminated one swap with a notional value of $200 and a maturity of December 2003 and received its then fair value of $13. In September 2003, the Company terminated the remaining swap with a notional value of $300 and a maturity of December 2006, received $14 and recognized a loss of $5 as a loss on sale of assets.

The Company has designated foreign exchange swaps and forwards and commodity forwards as cash flow hedges of anticipated foreign exchange and commodity transactions. Contracts outstanding at December 31, 2004 mature between one and twenty-four months. At December 31, 2004 and 2003, the fair values of these contracts were not material and were reported in current assets and current liabilities consistent with the classification of the hedged items.

Crown Cork & Seal Company, Inc.

The changes in accumulated other comprehensive loss associated with cash flow hedging activities during 2004 and 2003 were as follows:

	2004	2003

Balance at January 1	$3	$2
Current period changes in fair value, net of tax	3	(5)
Reclassifications to earnings, net of tax	4	6

Balance at December 31	$10	$3

During the next twelve months ending December 31, 2005, income of approximately $10 is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. No amounts were reclassified to earnings during 2003 in connection with forecasted transactions that were no longer considered probable.

Fair Value Hedges. The Company designates certain derivative financial instruments as fair value hedges of recognized assets, liabilities, and unrecognized firm commitments. Amounts excluded from the assessment and measurement of hedge effectiveness were reported in earnings and amounted to less than $1 before income taxes in each of the last three years.

During 2003, the Company entered into three interest rate swaps with a combined notional value of $800. During 2004, the Company entered into an additional interest rate swap with a notional value of $100. The swaps effectively convert 9.5% fixed rate debt into variable rate debt at LIBOR plus 5.46%. The swaps are accounted for as fair value hedges of the second priority U.S. dollar notes due in 2011. At December 31, 2004 and 2003, the combined fair value of the swaps was $25 and $30, respectively, and was reported within other non-current liabilities. The offset to these liabilities was a reduction in long-term debt.

Prior to 2003, the Company had designated a cross-currency swap as a hedge of long-term U.S. dollar debt in France. The swap effectively converted fixed rate U.S. dollar debt with a notional value of $200 and a maturity of December 2003 into variable rate euro debt. In September 2003, the Company terminated the swap and paid its then fair value of $35.

The Company designates certain foreign currency forward exchange contracts as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and intercompany debt, and unrecognized foreign-denominated firm commitments. At December 31, 2004 and 2003, the fair values of these contracts were not material and were reported in current assets or current liabilities consistent with the classification of the hedged items. There was no impact on earnings in any of the last three years from a hedged firm commitment that no longer qualified as a fair value hedge.

T. Pensions and Other Retirement Benefits

Pensions. The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and certain other employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement, or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

Crown Cork & Seal Company, Inc.

The 2004, 2003 and 2002 components of pension expense/(income) were as follows:

U.S.	2004	2003	2002

Service cost	$8	$8	$9
Interest cost	81	77	85
Expected return on plan assets	(73)	(64)	(76)
Recognized actuarial loss	61	51	37
Recognized prior service cost	2	2	2

Total pension expense	$79	$74	$57

Non-U.S.
Service cost	$31	$26	$25
Interest cost	163	139	125
Expected return on plan assets	(217)	(179)	(192)
Recognized actuarial loss	47	40	19
Recognized prior service cost	(6)	(6)	(7)
Cost attributable to settlements	3	3

Total pension expense/(income)	$21	$23	($30)

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,402, $1,369 and $952, respectively, as of December 31, 2004, and $1,279, $1,248 and $830, respectively, as of December 31, 2003.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $366, $333 and $164, respectively, as of December 31, 2004 and $311, $277 and $136, respectively, as of December 31, 2003.

	U.S. Plans		Non-U.S. Plans

Projected Benefit Obligations	2004	2003	2004	2003

Benefit obligations at January 1	$1,279	$1,212	$2,474	$2,060
Service cost	8	8	31	26
Interest cost	81	77	163	139
Plan participants’ contributions	1	1	9	8
Amendments				2
Settlements			1
Actuarial (gain)/loss	151	99	76	100
Benefits paid	(118)	(118)	(141)	(119)
Foreign currency exchange rate changes			195	258

Benefit obligations at December 31	$1,402	$1,279	$2,808	$2,474

Accumulated benefit obligations at December 31	$1,369	$1,248	$2,619	$2,297

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans

Plan Assets	2004	2003	2004	2003

Fair value of plan assets at January 1	$830	$736	$2,521	$2,096
Actual return on plan assets	114	126	252	249
Employer contributions	125	85	46	37
Plan participants’ contributions	1	1	9	8
Benefits paid	(118)	(118)	(141)	(119)
Foreign currency exchange rate changes			198	250

Fair value of plan assets at December 31	$952	$830	$2,885	$2,521

Plan assets in excess of /(less than) benefit obligation	($450)	($449)	$77	$47
Unrecognized actuarial loss	810	761	717	676
Unrecognized prior service cost	13	15	(43)	(48)

Net amount recognized	$373	$327	$751	$675

Amounts recognized in the balance sheet consist of:

Prepaid benefit cost			$853	$777
Accrued benefit liability	($419)	($420)	(219)	(194)
Intangible asset	13	16	11	11
Accumulated other comprehensive income	779	731	106	81

Net amount recognized	$373	$327	$751	$675

For U.S. plans, additional minimum pension liabilities of $792 and $747 were recognized at December 31, 2004 and 2003, respectively. For non-U.S. plans, additional minimum pension liabilities of $117 and $92 were recognized at December 31, 2004 and 2003, respectively.

The expected future benefit payments as of December 31, 2004 were:

	U.S. Plans	Non-U.S. Plans

2005	$119	$145
2006	115	149
2007	114	155
2008	113	161
2009	111	168
2010 - 2014	531	917

Additional information concerning the plan assets is presented below.

	U.S. Plan Assets			Non-U.S. Plan Assets

	Weighted Average			Weighted Average

	2005	December 31,		2005	December 31,

Plan assets	Target Allocation	2004	2003	Target Allocation	2004	2003

Equity securities	70%	69%	58%	25%	25%	27%
Debt securities	12%	10%	16%	57%	58%	56%
Real estate	3%	2%	3%	8%	9%	9%
Other	15%	19%	23%	10%	8%	8%

	100%	100%	100%	100%	100%	100%

Plan assets included $84 and $55 of the Company’s common stock at December 31, 2004 and 2003, respectively.

Crown Cork & Seal Company, Inc.

The non-U.S. plan asset percentages are those of the U.K. plan, which is the primary non-U.S. plan with assets. The “other” caption of plan assets includes alternate investments such as private equities, hedge funds and venture capital limited partnerships.

Estimated 2005 employer contributions are $88 for the U.S. plans and $46 for the non-U.S. plans.

The Company’s investment strategy in the U.S. plan is to provide the fund with an ability to earn attractive long-term rates of return on its assets at an acceptable level of risk. The equity portions of the program are diversified within the U.S. and international markets based on capitalization, valuations and other factors. Debt securities include all sectors of the marketable bond markets.

The Company’s investment strategy in the U.K. plan is to invest 52% of its assets in investment grade bonds that match the liability profile. The remaining assets are invested in U.K. and global equities, real estate, high-yield bonds and alternate investments. The allocation of assets is determined after considering the plan’s financial position, liability profile and funding requirements.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31, were:

U.S.	2004	2003	2002

Discount rate	5.8%	6.3%	6.8%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2004	2003	2002

Discount rate	6.3%	6.7%	6.9%
Compensation increase	4.3%	4.3%	4.4%

The weighted average actuarial assumptions used to calculate pension expense/income for each year were:

U.S.	2004	2003	2002

Discount rate	6.3%	6.8%	7.3%
Compensation increase	3.0%	3.0%	3.5%
Long-term rate of return	9.0%	9.0%	9.5%

Non-U.S.	2004	2003	2002

Discount rate	6.7%	6.9%	6.5%
Compensation increase	4.3%	4.4%	4.4%
Long-term rate of return	8.5%	8.5%	9.2%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets, adjusted for current interest rates as appropriate. The rates for 2005 will be the same as 2004.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

Crown Cork & Seal Company, Inc.

The components of the net postretirement benefits cost were as follows:

	2004	2003	2002

Service cost	$3	$3	$3
Interest cost	39	45	47
Recognized prior service cost	(12)	(6)	(1)
Recognized actuarial loss	14	10	4

Total postretirement benefit cost	$44	$52	$53

The following provides the components of the changes in the benefit obligations, and reconciles the obligations to the amounts recognized:

	2004	2003

Benefit obligations at January 1	$653	$722
Service cost	3	3
Interest cost	39	45
Amendments		(103)
Actuarial loss	33	36
Benefits paid	(48)	(59)
Foreign currency exchange rate changes	5	9

Benefit obligations at December 31	685	653
Unrecognized actuarial loss	(224)	(203)
Unrecognized prior service cost	99	109

Net amount recognized	$560	$559

The U.S. plans were amended in 2003 to, among other things, require additional retiree contributions for medical and prescription drug costs. As described in Note L, the validity of the amendments is being litigated. The Company believes that it had the right to make such amendments and intends to contest the matter vigorously. However, the ultimate outcome of the litigation is uncertain and if the litigation is decided adversely, the Company could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels.

The expected future benefit payments are $53 in 2005, $49 in 2006, $50 in 2007, $51 in 2008, $51 in 2009, and $248 in 2010 through 2014.

The health care accumulated postretirement benefit obligations were determined at December 31, 2004 and 2003 using health care trends of 9.0% and 9.1% decreasing to 5.0% over six years. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligations by $65 and the total of service and interest cost by $4. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $55 and the total of service and interest cost by $4.

The weighted average actuarial assumptions used to calculate the benefit obligations and cost are the same as those used for the pension plans as presented above.

Employee Savings Plan. The Company sponsors Savings Investment Plans which cover substantially all domestic salaried employees who are 21 years of age. The Company matches up to 3% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan. The Company participates in an Employee Stock Purchase Plan sponsored by CHI which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price toward the purchase of each CHI common share. The Company’s contribution is equivalent to 15% of the quarter-ending market price. Total shares purchased under the plan in 2004 and 2003 were 87,960 and 144,625, respectively, and the Company’s contributions were less than $1 in both years.

Crown Cork & Seal Company, Inc.

U. Income Taxes

Pre-tax income/(loss) for the years ended December 31 was taxed under the following jurisdictions:

	2004	2003	2002

U.S.	($94)	($227)	($324)
Foreign	255	346	179

	$161	$119	($145)

The provision/(benefit) for income taxes consisted of the following:

Current tax:

U.S. federal	($4)	$4	($13)
State and foreign	74	85	74

	70	89	61

Deferred tax:

U.S. federal			(26)
State and foreign	12	6	(5)

	12	6	(31)

Total	$82	$95	$30

During 2002, the Company recorded a receivable for U.S. tax losses that were used in 2003 to recover $13 of U.S. federal taxes paid in prior years. Also during 2002, the Company used prior year tax losses to recover $24 of U.S. federal taxes paid in prior years. As of December 31, 2004, there were no additional recoveries available to the Company for U.S. federal taxes paid in prior years.

The Company has a full valuation allowance against its U.S. tax assets, including those related to minimum pension liability adjustments. In the event that the U.S. minimum pension liability is substantially eliminated in future periods, the Company will recognize an income tax benefit of $122.

The provision for income taxes differed from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2004	2003	2002

U.S. statutory rate at 35%	$56	$42	($51)
Sale of businesses		40	119
Valuation allowance	(4)	24	(30)
Impairment losses	10	4
Tax on foreign income	(5)	(21)	(15)
Withholding taxes	8	5	4
Other items, net	17	1	3

Income tax provision	$82	$95	$30

The impairment losses caption for 2004 includes the tax effect of the non-deductible charge of $29 for the write-off of cumulative translation adjustments as discussed in Note N. The other items caption for 2004 primarily includes charges of $18 for tax contingencies and a charge of $6 due to a 2004 change in the French capital gains tax rules, partially offset by other net credits of $8, including adjustments for federal, state and foreign refunds and credits due.

The sale of businesses caption in 2003 includes the U.S. tax charge on a gain from an intercompany sale of a subsidiary by the U.S. tax group. The offset to this item is included in the valuation allowance caption as the U.S. tax loss carryforwards are covered by a full valuation allowance. The pre-tax effect of the sale was eliminated in consolidation.

Crown Cork & Seal Company, Inc.

The valuation allowance caption for 2003 primarily includes losses in the U.S. and Argentina for which the Company recorded no benefit. The loss in Argentina was primarily due to the asset impairment charge described in Note N. The impairment loss caption in 2003 includes the effect of the non-deductible goodwill impairment charge described in Note N.

During 2002, the Company incurred pre–tax losses of $247 on the sale of various assets and businesses, primarily the sale of 89.5% of its interest in Constar and the sale of its European pharmaceutical packaging business. Due to the difference in the book and tax basis of these businesses, primarily due to goodwill, the Company incurred tax charges on these sales. The effect of these charges is included in the sale of businesses caption.

The valuation allowance caption for 2002 includes $24 for the recovery of U.S. federal taxes paid in prior years as discussed above, and other adjustments of $6. The caption also includes a credit of $20 for tax contingencies resolved in the U.S. and a charge of $20 for a tax contingency which arose in Europe.

The Company paid taxes, net of refunds, of $74, $50 and $22 in 2004, 2003 and 2002, respectively.

The components of deferred taxes at December 31 were:

	2004	2003

Depreciation	($209)	($248)
Tax loss and credit carryforwards	364	369
Postretirement and postemployment benefits	211	201
Pensions	(88)	(77)
Asbestos	82	84
Inventories	(22)	(14)
Accruals and other	16	50
Valuation allowances	(679)	(663)

Net liability	($325)	($298)

Prepaid expenses and other current assets included $15 and $16 of deferred tax assets at December 31, 2004 and 2003, respectively.

Tax loss and credit carryforwards expire as follows: 2005 - $2; 2006 - $23; 2007 - $3; 2008 - $2; 2009 - $10; thereafter - $221; unlimited - $103. The majority of those expiring after 2009 relate to $205 of U.S. tax loss carryforwards that expire from 2018 to 2024. The unlimited carryforwards primarily include tax losses and credits in Europe.

The cumulative amount of the Company’s share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $161 as of December 31, 2004. Management has no plans to distribute such earnings in the foreseeable future.

Quarterly Data (unaudited)

(in millions)	2004				2003

	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$1,623	$1,836	$1,992	$1,748	$1,460	$1,726	$1,853	$1,591
Gross profit	185	259	273	190	148	219	240	158
Net income/(loss)	(16)	36	58	(27)	(34)	50	6	(54)

Crown Cork & Seal Company, Inc.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions- Write-Offs	Balance at end of period

For the Year Ended December 31, 2004

Allowances deducted from
assets to which they apply:

Trade accounts receivable	$56	($ 3)	$ 2	$13	$ 42

Deferred tax assets	596	63	20		679

For the Year Ended December 31, 2003

Allowances deducted from
assets to which they apply:

Trade accounts receivable	54	1	1		56

Deferred tax assets	695	(43)		56	596

For the Year Ended December 31, 2002

Allowances deducted from
assets to which they apply:

Trade accounts receivable	95	20		61	54

Deferred tax assets	766	(30)	(41)		695